UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For July 21, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

SIGNATURE

China Technology Development Group Corporation Receives Notification From Nasdaq.
On July 21, 2006, China Technology Development Group Corporation (NASDAQ: CTDC) (the “Company”) (formerly known as Tramford International Limited) reported that the Company received a letter on July 19, 2006 from the Nasdaq Stock Market indicating that as a result of the Company’s failure to file with the Securities and Exchange Commission the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, the Company is not in compliance with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 4320(e)(12). Nasdaq Marketplace Rule 4320(e)(12) requires the Company to make on a timely basis all filings with the Securities and Exchange Commission, as required by the Securities Exchange Act 1934, as amended.
The Company’s securities are subject to delisting from the Nasdaq Stock Market beginning at the opening of business on July 28, 2006. The Company will endeavor to file its Form 20-F before July 28, 2006 in order to maintain its continued listing on Nasdaq. If the Company is not able to do so, it plans to appeal the Nasdaq Staff’s determination by requesting a hearing before the Nasdaq Listing Qualifications Panel, which would automatically stay the delisting of the Company’s common stock pending the Panel’s review and determination. There can be no assurance that the Panel will grant the Company’s request for continued listing.
About CTDC :
CTDC is engaged in providing information network security solutions in People’s Republic of China. Upon its acquisition of China Natures Technology Inc. in October 2005 (“CNT”, formerly Future Solutions Development Inc.), which develops health food products utilizing bio-active components of bamboo, CTDC also entered the Chinese nutraceutical market. CTDC’s major shareholder is Beijing Holdings Limited, a conglomerate with over $3 billion in total assets beneficially owned by the Beijing People’s Municipal Government. For more information, please visit our website at www.chinactdc.com.
Forward-Looking Statement Disclosure
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding China Technology Development Group Corporation (the “Company”) contained in this release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to the Company that cause actual results to differ materially from those expressed in such forward-looking statements are identified and discussed in the Company’s filings with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation

Date: July 21, 2006

By:	/s/ Michael Siu

	Name: Title:	Michael Siu Executive Director, Chief Financial Officer and Secretary